AMERICAN RETAIL GROUP, INC.
2770 S. Maryland Pkwy, Ste 314
Las Vegas, Nevada 89109
Tel. (702) 731-3535
Fax: (702) 731-3388

May 20, 2011

Mr. Edward M. Kelly
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	American Retail Group, Inc.
Amendment No. 1 to Current Report on Form 8-K filed March 31, 2011
Amendment No. 1 to Annual Report on Form 10-K for the fiscal year ended December 31, 2010 filed April 1, 2011
File No.000-53244

Dear Mr. Kelly:

Reference is made to your comment letter, dated April 14, 2011, relating to the subject Form 8-K/A and Form 10-K/A (the “Comment Letter”).  Set forth below are the comments contained in the Comment Letter followed by our response thereto. Unless otherwise specified in our responses, references to page numbers are to the version of the document subject to the Comment Letter, and not to the amended version we are filing with the submission of this letter. Contemporaneously with the filing of this letter we are filing an amendment to the above referenced Form 8-K.

General

Liquidity and Capital Resources, page 25

2. We note the additional disclosures provided on page 28 of the Form 8-K/A1 in response to comment 6 in our letter dated March 14, 2011. However, it is unclear how the disclosure provided adequately explains to investors how you are going to be able to meet your current obligations as total current assets are approximately $3.7 million less than total current liabilities We further note that you have borrowed the maximum available amount under your line of credit. As previously requested, please provide investors a comprehensive explanation of how you determined that you will be able to meet your obligations within the next 12 months, including the specific course of action you intend to take to meet your obligations as they become due. Please note that your discussion and analysis of your liquidity position are to include an analysis of your short term and long term sources of cash flows and your short term and long term uses of cash flows. Please provide investors a detailed explanation of the implications to your business and to your investors if you are unable to meet your obligations as they become due. Please refer to Item 303(A) of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance.

Mr. Edward Kelly
U.S. Securities and Exchange Commission
May 20, 2011

Response: Our current liabilities (in the amount of $50,080,725) exceed our current assets (in the amount of $47,622,390) by $2,458,335 ($50,080,725 - $47,622,390) at December 31, 2010.

This is mainly due to charging income tax provisions of $10,589,546 for an uncertain tax position. According to the plans of the company, this amount is not expected to be paid in the near future, or ever, based on the local custom of reporting and paying a much lower tax than might actually be due should the tax return be audited. However, in conformity with the conservatism concept, the provision for uncertain tax positions has been accrued as a current liability.

The amount of $10,589,546 is not expected to be paid, and management believes there are no implications for our business and our investors as we are able to meet all of our other obligations on time.

3. We note your response to comment 7. Please revise your disclosure to state that the age of your accounts receivable balance as of December 31, 2010 is not greater than 30 days.

Response: We have revised the disclosure accordingly by including a respective statement in Note 3 – Accounts Receivable.

4. We note that inventories are your most significant current asset. Please provide investors an analysis of the realizability of your inventories. This analysis should be based on the metric management utilizes to assess inventories, such as an inventory turnover ratio or percentage of quarterly cost of revenue. Please refer to Section 501.13 of the Financial Reporting Codification for guidance.

Response: We included the following analysis of the reliazability of our inventories in Note 19 – Inventory.

SM Market realizes inventories by analyzing an inventory turnover ratio. This ratio is calculated by dividing the cost of goods sold during the reporting period by the average amount of the inventories of the same period. This ratio indicates how often on average inventories of the company are sold for a certain period of time.

The table below represents the analysis of the ARG inventory turnover for each quarter of 2010:

Mr. Edward Kelly
U.S. Securities and Exchange Commission
May 20, 2011

№		4th quarter of 2010	3rd quarter of 2010	2nd quarter of 2010	1st quarter of 2010

1	The cost of goods sold	56,648,329	27,094,253	31,060,761	39,279,026
2.1	Inventories at the beginning of the period	22,871,308	28,622,299	35,547,852	29,837,775
2.2	Inventories at the end of the period	34,328,070	22,871,308	28,622,299	29,097,537
2	Average amount of inventories	28,599,689	25,746,803	32,085,075	29,467,656
3	Inventory turnover ratio (1) / (2)	1.98	1.05	0.97	1.33

Contractual Obligations, page 29

5. We note your disclosure that the principal balance due under the ELIKA loan is $17,034,000 as of December 31, 2010. However, you have only recognized a liability for $10,540,000 in your consolidated balance sheet as of December 31, 2010. Please provide investors a comprehensive explanation of why you have not recognized the full principal amount due in your consolidated financial statements. Please tell us the authoritative literature that supports your accounting. In this regard, we note that the loan originally matured on September 30, 2010. and you were granted an extension to September 30, 2011.

Response: According to the loan agreement with ELIKA dated September 28, 2008, SM Market received 2,550,000,000 tenge. This amount was actually received in 2008 and was reflected in the financial statements as at December 31, 2009. The amount is equivalent to $15,547,942. As at December 31, 2010 and 2009, the principal amount is 1,550,000,000 KZT (or $10,540,000 at an exhange rate of 147.06 KZT to $1) and 2,345,089,291 KZT (or $15,547,942 at an exhange rate of 150.83 KZT to $1), respectively.

In 2010 SM Market repaid 1,000,000,000 KZT (or $6,800,000) from the loan made by ELIKA and the amount of the loan that was reflected in the financial statements as at December 31, 2010 was reduced to $10,540,000. We have revised the contractual obligations disclosure to make it consistent with the foregoing.

When reflecting the loan from ELIKA we have applied FAS 62, which governs the reflection of the loan in the amount of actual debt.

Critical Accounting Policies and Estimates, page 30

Mr. Edward Kelly
U.S. Securities and Exchange Commission
May 20, 2011

6. We note the additional disclosure you provided on page 31 of the Form 8-K/A1 regarding the estimated fair values of Gros' assets and liabilities in response to comment 9 in our letter dated March 14, 2011. As previously requested, please provide investors a comprehensive understanding of the methods used to estimate the fair values of the assets and liabilities of Gros, including the material estimates used in the fair value methods. This disclosure should be provided whether management or a third party appraisal firm completed the fair value estimates. Please also provide investors a detailed understanding of the factors that could materially impact the estimates made. Please refer to Section 501.14 of the Financial Reporting Codification for guidance.

Response: The following disclosure has been added:

We applied the provisions of FASB ASC 805, “Business Combinations” (“ASC 805”) to account for the acquisition of Gros Chain of Supermarkets, LLP (“Gros”). Values were assigned to assets based on an appraisal report provided by a third party appraiser, which values constitute significant estimates. The appraiser valued identifiable intangible assets and tangible fixed assets using a separate approach for each type of asset. Cost approach using the management accounts of Gros was used for estimating the value of specialized fixed assets; market approach using a basket of comparable retailers worldwide was used for valuation of the assets commonly traded in the market and to test the profitability of assets held by the reporting unit; and income approach using contractual rates and terms in conjunction with market rental rates and pre-tax discount rate of 18.6% was used to estimate the value of intangible assets associated with leasehold contracts. The difference between the acquired assets and the purchase price was recorded as goodwill. The following table summarizes the fair value of the assets acquired at the date of acquisition.

Equipment	$44,227,534
Software	292,914
Below-market leases	3,033,299
Goodwill	52,446,253
Purchase price	$100,000,000

7. We note the additional disclosure you provided on page 31 of the Form 8-K/A1 regarding your testing of goodwill for impairment in response to comment 10 in our letter dated March 14, 2011. As previously requested, please provide investors the following information regarding your testing of goodwill for impairment:

• The methods used to estimate the fair value of your reporting unit.

• The critical estimates used for each method used to estimate fair value.

• A statement that the estimated fair value of your reporting unit is substantially in excess of the carrying value.

Mr. Edward Kelly
U.S. Securities and Exchange Commission
May 20, 2011

Otherwise, please provide the following additional disclosures.

•  The percentage by which fair value exceeds the carrying value as of the most recent step one test.

• The amount of goodwill.

•  A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions.

•  A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Response:  The statement in our disclosure that “We have determined that the fair value exceeds the carrying value and that there is no impairment” has been replaced with:

“In performing our Step 1 impairment test a discounted cash flow analysis was performed. Estimated growth was based on published forecasts of Kazakhstan Tenge inflation, retail sales of goods in Kazakhstan and growth rates of salary. Weighted average cost of capital was estimated to be 17.6% for 2009 and 17.2% for 2010. A market approach consisting of guideline companies analysis and guideline transactions analysis was then used to check the reasonableness of the results of the discounted cash flow analysis. The resulting estimate of the value of the reporting unit is substantially in excess of its carrying value.”

Directors and Executive Officers, Promoters and Control Persons, page 35

8. We note your response to comment 12 in our letter dated March 14, 2011. Please provide a comprehensive response to each of the following to allow us to better understand your entire financial reporting process, including the involvement of those with sufficient US GAAP experience:

• How do you maintain your books and records and prepare your financial statements?

☐
If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

Mr. Edward Kelly
U.S. Securities and Exchange Commission
May 20, 2011

☐
If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

• What is Pickard & Green, CPAs specific involvement in your financial reporting process?

☐
Is Pickard & Green, CPAs involved in the day-to-day books and records? If yes, please provide us a comprehensive understanding of exactly what their involvement is in preparing and maintaining your books and records?

☐	Has Pickard & Green, CPAs conducted site visits to Kazakhstan? If yes, please indicate the number of times and the length of each visit.

☐
Describe the interaction between Pickard & Green, CPAs and the management of SM Market and Gros regarding the day-to-day books and records through the preparation and finalization of the financial statements and corresponding footnote disclosures. Please ensure this explanation clearly explains each party responsible for all aspects of your financial reporting from the initial entry of the financial information into the accounting systems, the application of US GAAP to the financial information contained in the accounting systems, the preparation of the consolidated financial statements, and the finalization of the consolidated financial statements.

Response: The financial statements аs at December 31, 2010 include the accounts of ARG, TOO SM Market Retail (SM Market), its wholly owned subsidiary and the Company.

SM Market is organized in the Republic of Kazakhstan. Accounting of SM Market is conducted in accordance with the procedure established by the Law of the Republic of Kazakhstan “On Accounting and Financial Reporting.” This law is based on the International Accounting Standards. SM Market financial statements, prepared in conformity with the accounting standards of the Republic of Kazakhstan, are transformed into statements prepared in accordance with US GAAP according to FASB ASC 205 "Presentation of financial statements" using adjustments.

The process we go through to convert our books and records for SEC reporting consists of 3 stages:

Mr. Edward Kelly
U.S. Securities and Exchange Commission
May 20, 2011

1. Stage. Registration of all business transactions of SM Market using the automated system of accounting database 1C.Accounting SQL. Homogeneous business operations are grouped into accounts. Registration and grouping are effected by continuous method, in accordance with rules established by the International Accounting Standards and the Law of the Republic of Kazakhstan "On Accounting and Financial Reporting”. At the end of each quarter trial balance is created.

2. Stage. Quarterly data of the SM Market trial balance entered into Excel spreadsheets, and each homogeneous group of business transactions are classified and converted according to the US GAAP.

3. SM Market data transformed into US GAAP consolidates with the account ledger of ARG.

ARG and the Company are incorporated in the USA and maintain their accounting records and prepares their financial statements in accordance with US GAAP.

Activity of SM Market is the core activity of the group of companies. ARG is the parent company for SM Market, and the Company is the parent company for ARG. ARG and the Company are holding companies without any operations.

The financial statements of these three companies consolidated in accordance with FASB ASC 810 "Consolidation."

Transformation of the financial statements of SM Market in accordance with US GAAP and consolidation of financial statements of SM Market, ARG and the Company is carried out by the companies that specialize in maintenance and preparation of financial statements in accordance with US GAAP. As of September 30, 2010 it was Pickard & Green, CPAs, and as of December 31, 2011 - Non-Commercial Organization "Center of scientific research of economy & law." We believe that this is the element of the control that we maintain in order to make all necessary and appropriate adjustments to the conversion and the disclosure in accordance with US GAAP. The prepared financial statements are subject to quarterly review by our auditing firm "Femida-Audit," a member of DFK International, a major association of independent accounting firms.

Pickard & Green, CPAs

Pickard & Green is not involved in the day-to-day books and records.

A CPA from Pickard & Green’s staff who is fluent in Russian spent time at the Company’s corporate office in Kazakhstan, ten business days, in June 2010 and a week in October 2010.

Mr. Edward Kelly
U.S. Securities and Exchange Commission
May 20, 2011

Pickard & Green was involved with the preparation of the Company’s financial statements for the years ended December 31, 2009 and 2008 and the nine months ended September 30, 2010 and 2009.  The underlying accounting books and records are prepared by the Company’s CFO and accounting staff.  Pickard & Green worked with the Company’s CFO and accounting staff to put together the necessary workpapers and supporting documents for the Company’s independent auditors and was available to respond to auditor requests and inquiries.  Pickard & Green obtained trial balances from the Company, made necessary adjustment to comply with the U.S. GAAP and translated the amounts into U.S. Dollars.  Pickard & Green also prepared the U.S. GAAP financial statements and footnotes and assisted the Company with the preparation of the MD&A.  Once the financial statements were prepared, they were reviewed and approved by the Company’s management.

Certain Relationships and Related Party Transactions, page 39

9. Disclosure indicates that the maturity of the line of credit agreement filed as exhibit 10.2 was extended through December 21, 2011. Please file as an exhibit the agreement evidencing extension of the line of credit agreement's maturity through December 21, 2011.

Response: We have filed the Accessory (Loan) Contract #22/12-01 dated December 22, 2010 as an exhibit.

Common Stock, page 40

10. As requested in comment 22 of our letter dated March 14, 2011, please indicate whether holders of the common stock have cumulative voting rights.

Response: As per our response from March 31, 2011 to comment 22, the holders of common stock do not have cumulative voting rights. We have also revised the disclosure by including the foregoing statement. See “Description of Securities.”

Changes in Registrant's Certifying Accountant, page 42

11. We note your response to comment 18 in our letter dated March 14, 2011. While we understand that Paritz & Company, P.A. did not audit the effectiveness of Resource Acquisition Group, Inc.'s internal control over financial reporting, they were involved in the identification of the material weakness. In this regard, on page 4 of the December 31, 2010 Form 10-K it states, "...there is no segregation of duties amongst the employees, and the Company and its independent public accounting firm has identified this as a material weakness in the Company's internal controls." Based on this statement in the December 31, 2010 Form 10-K, it appears that there was a reportable event that should be disclosed in accordance with Item 304(a)(1)(v) of Regulation S-K. As previously requested, please revise your disclosure for this reportable event and any other reportable event that may have occurred during the two most recent fiscal years and subsequent interim period through the date of dismissal. Please also include as an exhibit an updated letter from Paritz & Company, P.A. in accordance with Item 304(a)(3) of Regulation S-K. Otherwise, please provide us a letter from Paritz & Company, P.A. that clearly states they did not advise Resource Acquisition Group, Inc. about the material weakness identified.

Response: We have filed as an exhibit a letter from Paritz & Company, P.A. stating that they did not advise Resource Acquisition Group, Inc. about material weakness identified.

Mr. Edward Kelly
U.S. Securities and Exchange Commission
May 20, 2011

Financial Statements and Exhibits, page 44:

12. In your response to comment 19 in our letter dated March 14, 2011, you discuss the number of shares held by non-affiliates prior to your filing Form 10 information in the Form 8-K. You conclude the public float was well below the $75 million threshold and that you therefore qualify to provide scaled disclosure. However, it is not clear how you calculated the public float or why you believe it appropriate to use public float to determine the level of disclosure. Rule 10(f)(1)(iii) states that when considering an issuer with no public float, you rely on the level of annual revenues to determine whether scaled disclosure may be used. Since the accounting acquirer had no public float, please clarify your basis for using a calculation of public float as a basis for your disclosure requirements. Otherwise, please include audited financial statements for three fiscal years. Further, please include audited financial statements for Gros Chain of Supermarkets, LLP (Gros) in an amendment to the Form 8-K to meet ARG's reporting requirements under Article 3-05 of Regulation S-X for the significant acquisition. Otherwise, please demonstrate for us how Gros did not meet the significance threshold of over 50% for the significance tests. Please refer to Articles 1-02(w) and 3-05 of Regulation S-X for guidance.

Response: Under Rule 405(2), in a case of an initial registration statement under the Exchange Act, an issuer with a public float of less than $75 million as of a date within 30 days of the date of filing of the registration statement qualifies as a smaller reporting company. The number of shares held by non-affiliates before filing on February 14, 2011 Form 10 Exchange Act registration statement information as part of current report on Form 8-K was 2,300,000 million shares computed by subtracting from 20,801,603 shares outstanding 18,501,603 shares held by affiliates of the company. The public float of such shares was well below the $75 million threshold as of any given date within 30 days of the filing date of February 14, 2011. As a result, the company qualifies as a smaller reporting company under Rule 405(2).

13. We note that you have changed American Retail Group, Inc.'s name on the consolidated financial statements to Resource Acquisition Group, Inc. Since the financial statements are for periods prior to the reverse merger, please change the name of the financial statements back to American Retail Group, Inc. Please also request that Audit Firm "Femida-Audit", OOO also properly reflect the name of the entity under audit during the periods presented. In this regard, American Retail Group, Inc. does not become Resource Acquisition Group, Inc. until the March 31, 2011 quarter.

Mr. Edward Kelly
U.S. Securities and Exchange Commission
May 20, 2011

Response: We have changed Resource Acquisition Group, Inc.’s name on the consolidated financial statements to American Retail Group, Inc. Audit firm “Femida-Audit”, OOO have also revised the name of the company in its Auditor’s Report as of 2010.

Consolidated Statements of Income and Other Comprehensive Income (Loss), page F-4

14. While we note that you reclassified gains (loss) on disposal of assets to be included within income from operations, you did not revise the totals to include these amounts. Please revise.

Response: We have revised the totals accordingly.

Consolidated Statement of Stockholders' Equity, page 5

15. We note your response to comment 25 in our letter dated March 14, 2011. We note that you have reflected the issuance of 10.8 million shares to Eldorado during fiscal year 2009. However, based on your responses to comments 40 and 41 in our letter dated March 14, 2011, it appears as though these shares were not issued to Eldorado by ARG until March 10, 2010. As such, please revise your presentation to appropriately reflect the date shares were issued. Please refer to ASC 805-40 of the financial reporting codification for guidance.

Response: Please see our response to comment 23.

Consolidated Statements of Cash Flows, page F-6

16. We note your response to comment 39 in our letter dated March 14, 2011. Specifically, you note that you inadvertently used the average rate rather than the spot rate for the cash purchase of GROS by SM Markets in fiscal year 2009. We further note that you applied the difference to the "Purchases of property and equipment and intangible assets" line item. Please provide us a comprehensive explanation of how the error related to the cash flows for the purchase of GROS impacted your purchase of property and equipment and intangible assets. Please address in your consolidated financial statements the guidance in ASC 250-1045-22 — 45-24 and 250-10-50-7 — 50-10 for the correction of an error. Finally, your auditors need to consider the guidance in AU Sections 508 and 9508 regarding the impact of the correction of an error in previously issued financial statements to their report and report date.

Mr. Edward Kelly
U.S. Securities and Exchange Commission
May 20, 2011

Response: Our response to comment 39 of your letter dated March 14, 2011 is not correct. The sum of $44,049,344 represents the value of non-current assets according to the appraiser on the date of GROS acquisition. It would be correct to specify the amount actually paid for GROS acquisition of $40,572,144 in line "Cash flows from investing activities" in the consolidated statement of cash flows. Due to GROS acquisition, changes in the structure of assets deal with the acquisition of fixed assets and intangible assets (leases), therefore the difference in the amount of $4,477,200 ($44,049,344-$40,572,144) was reflected in line “Purchase of property and equipment and intangible assets.” This error has not affected the consolidated balance sheet and consolidated income statement, since the statement of cash flows was prepared in accordance with ASC 230 “Statement of Cash Flows” by indirect method. When correcting this error in the financial statements, we applied ASC 250-10-45-22 45-24 and 250-10-50-7 - 50-10. Our auditors have relied on AU Section 508 and 9508 regarding the impact of the corrected errors in previously issued financial statements to the auditor's report and the date of the audit report.

In the consolidated statements of cash flows for the years ended December 31, 2010 and 2009 as filed concurrently with this response, the column “Dec.31, 2009” contains the word “restated.” Below the consolidated statement of cash flows for the years ended December 31, 2010 and 2009, the following information is presented:

“The audited Consolidated Statement of Cash Flows for the years, ended December 31, 2010 and 2009 was revised. In the statement in line "Cash flows from investing activities" the sum actually paid for GROS acquisition has been presented incorrectly. The actual amount of $40,572,144 should be indicated instead of $44,049,344.

Due to GROS acquisition, changes in the structure of assets deal with the acquisition of fixed assets and intangible assets (leases), therefore the difference in the amount of $ 3,477,200 ($44,049,344-$40,572,144) was reflected in line “Purchase of property and equipment and intangible assets.”

In the audited Statement of Cash Flows for the years ended December 31, 2010 and 2009 the amount of $22,697,694 in line "Purchases of property and equipment and intangible assets". is incorrect It would be correct to specify the sum of $27,002,285. This error has not affected the consolidated balance sheet and consolidated income statement, since the statement of cash flows was prepared in accordance with ASC 230 “Statement of Cash Flows” by indirect method. When correcting this error in the financial statements, we applied ASC 250-10-45-22 - 45-24 and 250-10-50-7 - 50-10. Our auditors have addressed to AU Section 508 and 9508 regarding the impact of the corrected errors in previously issued financial statements to the auditor's report and the date of the audit report.”

Note 2 - Summary of Significant Accounting Policies, page F-8 General

Inventory, page F-9

17. We note your response to comment 31 in our letter dated March 14, 2011 in which you note that you erroneously referenced your agreements with your suppliers as being on a consignment basis. However, we note that you have continued to include disclosure that states the goods you sell are on consignment. Please refer to page 24 of the Form 8-K/A1.

Mr. Edward Kelly
U.S. Securities and Exchange Commission
May 20, 2011

Response: The disclosure in our response from March 31, 2011 does not contain references to sales on consignment.

Leases, page F-12

18. Please expand your accounting policy for leases to provide investors a description of your accounting policy for leases. Please refer to ASC 235-10-50-3 for guidance.

Response: According to Section “Leases” of Note 2 under the headline of «Summary of Significant Accounting Policies» the Company enters into long-term operating leases for its stores and its corporate office. For each lease, the Company applies ASC 840 “Leases” to properly determine if it is an operating lease or a capital lease.

The following information has been included in this section:

“According to long-term leases agreements:

- there is a straight-line basis for lease payments;
- the lease does not pass title to SM Market by the end of the lease term;
- the lease does not contain a bargain purchase option;
- the lease term is less than 75% of the property’s estimated remaining economic life;
- the present value of the minimum lease payments is less than 90% of the fair value of stores and corporate office.

Thus, according to ASC 840 “Leases”, in financial statements these leases are not classified as capital leases but as operating leases. The total amount of the minimum lease payments for each lease is recognized as rent expense over the term of the lease.”

Note 4 - Advances to Suppliers, page F-13

19. We note your response to comment 32 in our letter dated March 14, 2011. Please revise your disclosure to provide investors the explanation you provided to us regarding payment for the goods sold.

Response: We have revised our disclosure accordingly by adding to Note 4 the following: “Generally we receive products on credit and pay for them after receipt. However, some vendors who provide perishable items and vendors that are located outside of our markets will generally want to be prepaid for inventory purchases.”

Mr. Edward Kelly
U.S. Securities and Exchange Commission
May 20, 2011

Note 10 – Loan Payable, page F-18

20. Please revise your disclosure to state the amount of interest recognized for the 12 months ended December 31, 2010 and December 31, 2009, respectively.

Response: We have revised our disclosure accordingly. The amount of interest recognized for the 12 months ended December 31, 2010 and December 31, 2009 is $1,393,393 and $1,733,691, respectively

Note 11 – Convertible Note Payable, page F-15

21. We note your response to comment 34 in our letter dated March 14, 2011. Specifically, we note that you used the book value per share as of December 31, 2009 to determine if the conversion feature for the notes contains a beneficial conversion feature. As the notes were issued on July 12, 2010, it would appear more appropriate to use total equity as of June 30, 2010 rather than as of December 31, 2009. Further, the use of book value per share should be a general guide and not be relied upon as fair value. Presumably, fair value exceeds total equity. As such, please provide a more comprehensive explanation of how you determined that the convertible notes payable do not contain a beneficial conversion feature as of July 12, 2010. Please refer to ASC 470-20-25-4 — 25-7, 470-20-30-3 — 30-12 and ASC 470-20-55 for guidance.

Response: After further analysis we are restating our financial statements to revise our valuation of the beneficial conversion feature of the convertible notes. The independent report used in answering comment #7 above estimated the value of the operating business at $153,000,000 as of December 31, 2009 and $217,000,000 as of December 31, 2010, the mid-point being $185,000,000. Outstanding shares at the time of issuance of the convertible notes were 20,000,000. Management therefore estimates the value per share on that date to be $9.25. We have also revised the conversion rate based on the following calculation: 4.5 x 15,313,498/ 14,000,000 = $4.92. Total shares underlying the convertible notes using the conversion rate of $4.92 are 244,106 and the estimated value of those shares at $9.25 per share is $2,257,981. A beneficial conversion feature of $1,056,981 is being accreted to interest expense over the 2 year life of the notes using the interest rate method at an imputed interest rate of 142%.

Note 15 — Taxes, page F-18

22. We note your response to comment 36 in our letter dated March 14, 2011. It remains unclear to us why you have classified your current year income taxes as "uncertain tax position." In this regard, we note that your effective tax rate of 20% is the same as the Kazakhstan statutory rate. As such, it is unclear from your disclosures why you are classifying the statutory tax payments as an uncertain tax position. Please advise and provide investors a more comprehensive explanation of why you have not paid taxes in accordance with the 20% statutory tax rate. Please refer to ASC 740-10 for guidance.

Mr. Edward Kelly
U.S. Securities and Exchange Commission
May 20, 2011

Response:

We have replaced the disclosure in Note 15 starting from paragraph 4 till Section “Value Added Tax” with the following:

“Our financial statements contain a liability of $10,589,546 at December 31, 2010 for uncertain tax positions.  This amount represents taxes on taxable income not reported on our tax returns filed in Kazakhstan.  These taxes are nevertheless reflected in our financial statements and have been charged to income in our Statement of Operations.

A reconciliation of the statutory income tax rate and the effective income tax rate for the years ended December 31, 2010, and 2009 is as follows:

	2010	2009
Statutory federal income tax rate	34%	34%
Difference in tax rates	(14)%	(14)%
Addition for permanent differences	-	1%
Effective income tax rate	20%	21%

Calculation of the effective income tax rate for the years ended December 31, 2010, and 2009 is as follows:

	2010	2009
Unrecognized Tax Benefits	$4,666,140	$3,973,571
Income before income tax	$23,566,362	$19,287,069
Effective income tax rate	20%	21%
Permanent differences	$(235,662)	$580,786

Uncertain tax positions

Effective July 1, 2007, the Company implemented FASB ASC Topic 740 Income Taxes (“FASB ASC 740”). The Company assesses tax positions in previously filed tax returns or tax positions expected to be taken in future tax returns that are reflected in measuring current or deferred tax assets and liabilities for interim and annual periods, based on the technical merits of the position. The Company applies a “more likely than not” basis (i.e. a likelihood greater than 50%), in accordance with FASB ASC 740-10, and recognizes a tax provision in the financial statements for an uncertain tax position that would not be sustained.

As of December 31, 2010 and 2009, the liability for uncertain tax positions reported on the consolidated balance sheets was $10,589,546 and $5,775,321 respectively, and represents taxes on taxable income not reported on the Company’s Kazakhstan tax returns.

Mr. Edward Kelly
U.S. Securities and Exchange Commission
May 20, 2011

The following table indicates the changes to the Company’s unrecognized tax benefits for the years ended December 31, 2010 and 2009 included in other current liabilities.

Unrecognized tax benefits	$
Balance, December 31, 2008	2,382,339
Additions	3,973,571
Foreign currency translation difference	(580,589)
Balance, December 31, 2009	5,775,321
Additions	4,666,140
Foreign currency translation difference	(148,085)
Balance, December 31, 2010	10,589,546

All the amounts of unrecognized tax benefits reported affect the Company’s effective tax rate."

Note 17 — Acquisitions, page F-20

23. We note your response to comment 37 in our letter dated March 14, 2011. As previously requested, please provide us a comprehensive explanation for each of the following as they relate to the acquisition of Gros by Eldorado and SM Market:

•
We note that Eldorado made a cash payment of $60,255,247 as of December 31, 2008. Please tell us what consideration Eldorado received in exchange for the cash payment (e.g., shares of common stock in Gros). Please confirm to us the exact date of the cash payment and the exact date the corresponding consideration was received by Eldorado. Please tell us how this transaction was accounted for in Gros' US GAAP financial statements, including the journal entries made. if any. If this transaction had an impact to SM Market's US GAAP financial statements, please tell us how the transaction was accounted for, including the journal entries made and the accounting literature that supports the accounting.

•
We note that SM Market made cash payments totaling $39,744,753 during fiscal year 2009. Please tell us the amount and date for each cash payment made by SM Market. Please tell us what consideration SM Market received in exchange for the cash payment (e.g., shares of common stock in Gros). Please tell us how this transaction was accounted for in SM Market's US GAAP financial statements, including the journal entries made and the accounting literature that supports the accounting.

•	Please tell us Gros' US GAAP total equity as of December 31, 2008, January 1, 2009, and March 1, 2009.

Mr. Edward Kelly
U.S. Securities and Exchange Commission
May 20, 2011

•
We note that Eldorado and SM Market entered into an agreement in connection with SM Market's March 1, 2009 Asset Purchase Agreement for Gros. If Eldorado has a financial interest (e g., owner of a certain percentage of common stock) in SM Market prior to the signing of this agreement, please tell us what that financial interest is along with Eldorado's ownership percentage. Please tell us what consideration was exchanged by both parties in connection with this agreement, including the date of the exchange. Please tell us how this consideration was reflected in SM Market's US GAAP financial statements, including how the fair value of the consideration exchanged was determined. Please tell us how this agreement was reflected in SM Market's US GAAP financial statements, including the authoritative literature that supports the accounting.

Response: On February 19, 2008, Eldorado Invest Company entered into a “Cooperation Agreement” with SM Market Retail whereby Eldorado was obliged to implement the organization of a transaction related to the purchase of Gros. Eldorado was to make payments to the prior owners of Gros and those payments were to be classified as capital expenditures of SM Market, for which payments Eldorado was to receive equity interest in a parent company to be organized in the future. SM Market was contractually obliged to “follow all recommendations” of Eldorado and “carry out all necessary actions to implement all set goals.” For entering into this agreement SM Market was also to receive equity interest in the parent company to be organized in the future. From February 19, 2008 forward SM Market was under contractual control of Eldorado according to ASC 810-10-15-8 which states that “the power to control may also exist with a lesser percentage of ownership, for example, by contract, lease, agreement…” By December 31, 2008 Eldorado had made cash payments to prior owners of Gros in the amount of $60 million for which full voting and operating control of Gros was surrendered effective January 1, 2009 to SM Market even though the total purchase price was yet to be determined pending full due diligence. SM Market recorded the $60 million as an investment in Gros with an offsetting liability to Eldorado.

On February 16, 2010 American Retail Group, Inc. (“ARG”) was incorporated in the State of Nevada as the parent company anticipated by the February 19, 2008 Cooperation Agreement. On March 10, 2010 ARG issued 10,800,000 shares of common stock to Eldorado in exchange for its $60M investment in Gros (previously recorded as an advance to SM Market) and 1,200,000 shares of common stock to the owners of SM Market in exchange for 100% ownership interest in SM Market in a transaction between entities under common control. SM Market was the predecessor company until February 19, 2008 when it became contractually controlled by Eldorado. The assets and liabilities of SM Market were recognized at their carrying amounts in accordance with ASC 805-50-30-5. The assets and liabilities of Gros were recognized at their new carrying amounts, which had been adjusted to a new basis of accounting to reflect its purchase by Eldorado and SM Market in accordance with ASC 805. ARG consolidated the results of Gros and SM Market as of the beginning of 2010 and forward in accordance with ASC 805-50-45-2 and presented comparative prior period financial statements to retrospectively adjust those financial statements for periods during which the entities were under common control in accordance with ASC 805-50-45-5. Consequently, the year ended December 31, 2008 reflects only the operations of SM Market, while periods from January 1, 2009 (the date Gros came under control of the group) forward reflect the combined operating results of SM Market and Gros.

Mr. Edward Kelly
U.S. Securities and Exchange Commission
May 20, 2011

The table below represents the payments made by Eldorado in accordance with Cooperation Agreement dated February 19, 2008 concluded between Eldorado and SM Market:

Date	Amount in US$
2/26/2008	$500,000
6/2/2008	4,000
6/18/2008	30,000
6/26/2008	2,300,000
6/27/2008	500,000
6/30/2008	3,160,000
7/21/2008	9,000,000
7/24/2008	1,800,000
7/29/2008	150,000
8/11/2008	100,000
8/12/2008	526,000
8/13/2008	40,000
8/21/2008	300,000
8/22/2008	1,500,000
8/27/2008	500,000
9/3/2008	500,000
9/8/2008	300,000
9/10/2008	70,000
9/22/2008	80,000
9/26/2008	30,000
10/20/2008	3,000,000
10/24/2008	2,600,000
10/28/2008	10,000
10/30/2008	3,000,000
12/12/2008	30,000,000
Total	$60,000,000

Mr. Edward Kelly
U.S. Securities and Exchange Commission
May 20, 2011

The table below represents the payments made by SM Market:
Date	Amount in KZT
1/1/2009	32,554,854
1/3/2009	18,513,946
1/3/2009	102,873,881
1/4/2009	15,949,862
1/5/2009	16,997,255
1/6/2009	23,873,073
1/8/2009	14,843,750
1/11/2009	23,639,389
1/12/2009	11,196,312
1/12/2009	16,059,449
1/13/2009	20,316,274
1/13/2009	66,100,436
1/14/2009	17,673,212
1/14/2009	18,029,944
1/19/2009	21,203,212
1/23/2009	54,741,621
1/27/2009	25,060,265
1/27/2009	95,934,735
2/2/2009	28,892,056
2/6/2009	27,174,168
2/7/2009	32,654,202
2/8/2009	37,151,708
2/10/2009	23,860,342
2/11/2009	33,964,809
2/14/2009	50,601,553
2/15/2009	22,710,801
2/16/2009	20,479,459
2/18/2009	11,948,741
2/23/2009	47,714,396
2/27/2009	23,958,933
3/5/2009	28,901,956
3/6/2009	99,281,065
3/7/2009	42,429,638
3/9/2009	32,986,719
3/11/2009	55,703,051
3/13/2009	51,636,997
3/16/2009	41,874,192

Mr. Edward Kelly
U.S. Securities and Exchange Commission
May 20, 2011

3/22/2009	45,251,248
4/4/2009	23,263,857
4/6/2009	27,854,222
4/11/2009	30,668,663
4/17/2009	80,022,426
4/21/2009	36,377,771
4/23/2009	88,235,308
4/29/2009	387,053
4/29/2009	18,273,380
4/29/2009	21,678,430
4/30/2009	10,957,941
5/1/2009	34,501,478
5/1/2009	131,094,759
5/6/2009	36,419,763
5/9/2009	34,781,761
5/11/2009	41,134,053
5/16/2009	23,760,242
5/18/2009	31,556,284
5/20/2009	38,460,608
5/22/2009	42,335,072
5/24/2009	10,336,344
5/25/2009	13,741,735
5/26/2009	18,055,572
5/26/2009	53,133,252
5/29/2009	24,509,258
5/30/2009	12,792,664
5/31/2009	10,957,941
6/1/2009	15,206,309
6/5/2009	34,433,882
6/6/2009	70,849,446
6/8/2009	33,959,271
6/11/2009	151,903,109
6/12/2009	22,090,587
6/15/2009	20,380,114
6/17/2009	37,307,383
6/19/2009	25,202,967
6/21/2009	21,849,126
6/22/2009	185,544,489

Mr. Edward Kelly
U.S. Securities and Exchange Commission
May 20, 2011

6/25/2009	45,405,827
6/28/2009	5,462,282
6/28/2009	8,321,786
6/28/2009	21,849,126
6/29/2009	57,447
6/29/2009	206,428
6/29/2009	206,428
6/29/2009	481,666
6/29/2009	10,924,563
6/29/2009	21,849,126
6/30/2009	28,317
6/30/2009	273,625
6/30/2009	1,007,198
6/30/2009	1,078,932
6/30/2009	4,021,354
6/30/2009	10,957,941
7/1/2009	24,878,644
7/3/2009	21,849,126
7/4/2009	43,698,253
7/7/2009	25,126,495
7/8/2009	118,468,866
7/9/2009	27,842,506
7/10/2009	307,253
7/13/2009	46,426,448
7/13/2009	47,194,113
7/14/2009	10,924,563
7/16/2009	30,669,004
7/17/2009	65,547,379
7/21/2009	11,883,142
7/27/2009	8,917,706
7/31/2009	3,891,080
7/31/2009	15,460,281
8/4/2009	32,773,690
8/4/2009	58,402,708
8/4/2009	61,480,714
8/5/2009	16,697,000
8/6/2009	30,203,550
8/20/2009	21,849,126
8/22/2009	27,121,935
8/22/2009	69,016,270

Mr. Edward Kelly
U.S. Securities and Exchange Commission
May 20, 2011

8/26/2009	63,315,252
8/27/2009	27,259,687
8/31/2009	15,460,281
9/3/2009	17,683,174
9/25/2009	28,309,640
9/25/2009	66,759,323
9/30/2009	2,047,769
9/30/2009	15,460,281
10/9/2009	6,192,851
10/14/2009	63,036,433
10/20/2009	31,818,473
10/22/2009	1,742,468
10/27/2009	38,024,991
10/29/2009	47,436,843
11/10/2009	31,264,734
11/18/2009	37,826,300
11/18/2009	41,066,116
11/26/2009	20,483,556
11/26/2009	45,630,535
12/1/2009	76,911,486
12/11/2009	20,749,556
12/12/2009	63,600,076
12/15/2009	116,373,910
12/24/2009	73,612,353
12/29/2009	127,127,101
Total	4,900,709,111

The amount of 4,900,709,111 KZT is equivalent to $40,572,144 at an exchange rate of 120.79 KZT per $1 as of January 1, 2009, the date control of GROS was acquired.

24. Based on your responses to comments 37, 40, and 41 in our letter dated March 14, 2011, it appears that SM Market owned between 0-40% of Gros as of January 1, 2009 through December 31, 2009 as no consideration was exchanged with Eldorado for the interest in Gros it acquired as of December 31, 2008 until March 2010. As such, please provide us a comprehensive explanation of how SM Market determined it was appropriate to consolidate Gros as of January 1, 2009. Please provide us the specific references to the ASC that supports your accounting. Please refer to ASC 810 for guidance.

Response: Please see our response to comment 23.

Mr. Edward Kelly
U.S. Securities and Exchange Commission
May 20, 2011

25. To the extent that you are able to demonstrate that SM Market appropriately consolidated Gros in accordance with US GAAP, please provide us a comprehensive explanation of why SM Market did not reflected Eldorado's ownership interest in Gros as of January 1, 2009 through the acquisition by ARG in March 2010 as non-controlling interest in its consolidated financial statements. Please refer to ASC 810-10-45-15 —45-21, 810-10-50-1A, and 810-1055-4G 4L for guidance.

Response: The prior owners of Gros surrendered full voting and operating control to Eldorado as of January 1, 2009. Please see our response to comment 23.

26. We note from your response to comments 40 and 41 in our letter dated March 14, 2011 that American Retail Group, Inc. (ARG) acquired Eldorado's interest in Gros through the issuances of its shares of common stock in March 2010. Specifically, we note that ARG issued 10.8 million shares of its common stock to Eldorado for its ownership interest in Gros. Please tell us how you determined that Gros was not the accounting acquirer of the March 10, 2010 transaction with SM Market and ARG being the accounting acquirees to be accounted for in accordance with ASC 805. In this regard, it appears as though ARG issued shares to Gros' shareholders in addition to SM Market's shareholders with Gros' shareholders receiving the 90% of the shares issued. Please refer to ASC 805-40 for guidance.

Response: ASC 805 defines the acquiring entity as the one that obtains control. Specifically, ASC 805-10-55-12 lists criteria such as a) the relative voting rights in the combined entity after the business combination, b) the existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest, c) the composition of the governing body of the combined entity, d) the composition of the senior management of the combined entity, and e) the terms of the exchange of equity interests. As of January 1, 2009, SM Market, through Eldorado’s payments under the Cooperation Agreement, had voting control of Gros. None of the governing body or senior management of Gros continued on in the combined entity and the purchase price was paid in cash. According to this standard Gros was not the accounting acquirer.

27. We note from your response to comment 41 in our letter dated March 14, 2011 that the services Eldorado agreed to provide to SM Market was a right granted to Eldorado to protect its investment. However, at the time of the agreement, February 19, 2008, Eldorado had not made an investment. Further, it does not appear as though Eldorado had an investment in SM Market. As such, please provide us a more comprehensive understanding of how you determined SM Market did not need to recognize an expense for the services received from Eldorado under the Cooperation Agreement.

Response: Although Eldorado did not have a direct investment in SM Market, Eldorado controlled SM Market through the February 2008 Cooperation Agreement. Eldorado was providing services on its own behalf, not on behalf of SM Market.

Mr. Edward Kelly
U.S. Securities and Exchange Commission
May 20, 2011

28. Your response to comment 42 in our letter dated March 14, 2011 does not adequately explain to us why no value was assigned to acquired licenses and rights to operate the 40 operating stores and the other intellectual property acquired. As such, we reissue the prior comment. We note your disclosure that in addition to the lease commitments for the 40 operating stores, you also acquired licenses and rights to operate the same 40 stores and the rights to certain intellectual property.  However, you have not recognized intangible assets for these assets ASC 805-20-25-1 requires the recognition of all identifiable assets acquired separately from goodwill. ASC 805-20-25-4 notes that this may include the recognition of assets that were not previously recognized by the acquiree. Please either restate your identification of assets acquired and the corresponding fair values as of January 1, 2009, or provide us a detailed explanation of why you do not believes the licenses and rights acquired to operate the 40 stores and the rights acquired to certain intellectual property did not have a fair value as of January 1, 2009. Please refer to ASC 805-20-55-2 — 55-51 for additional guidance.

Response: The licenses and rights to operate 40 stores acquired from Gros were terminated at acquisition. SM Market applied for and obtained its own licenses and rights to operate such stores as required by the laws of Kazakhstan. The only intellectual property item acquired from Gros was the logistics and accounting software. Its fair value was determined by an independent appraiser and is reflected in our financial statements. See response to Comment 6.

Note 20 — Restricted Net Assets, page F-25

29. Please revise the condensed statement of operations for the year ended December 31, 2010 to present a net loss rather than net income.

Response: We have revised the condensed statement of operations for the year ended December 31, 2010 and presented net loss instead of net income.

Pro Forma Combined Financial Statements

30. Please remove the pro forma combined statement of operations for the year ended December 31, 2009. Please refer to Article 11-02(0(2) of Regulation S-X for guidance.

Response: The year ended December 31, 2009 has been removed from the pro forma combined statement of operations.

31. Please provide us the consolidated statement of stockholders' equity that has been retroactively adjusted to reflect the reverse merger transaction that occurred on February 11, 2011 as of December 31, 2010. Please provide us explanations for the adjustments made to retroactively reflect the reverse merger transaction, as appropriate.

Mr. Edward Kelly
U.S. Securities and Exchange Commission
May 20, 2011

Response: Consolidated statement of stockholders’ equity for the period ended on December 31, 2010 has been retroactively adjusted to reflect the reverse merger transaction that occurred on February 11, 2011 as of December 31, 2010.

The reverse acquisition of Resource Acquisition Group, Inc. (the “Company”) by American Retail Group, Inc. (“ARG”) is retrospectively reflected in these financial statements. ARG shareholders exchanged each share in ARG for one share in the Company resulting in no change in issued and outstanding shares as of December 31, 2010.

Exhibit 2.1

32. Notwithstanding the representation made in response to comment 47 of our letter dated March 14, 2011, it does not appear as though you filed the share exchange agreement with exhibit A in the 8-K/A. Please file the complete exhibit in the next amendment to the Form 8-K.

Response: We have filed the share exchange agreement with exhibit A as requested.

The Company acknowledges that:

-	it is responsible for the adequacy and accuracy of the disclosure in the filing;

-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance and cooperation.

American Retail Group, Inc.

By:	/s/ Soledad Bayazit
Name: Soledad Bayazit
Title: Chief Executive Officer